UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SOLID BIOSCIENCES INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83422E105

(CUSIP Number)

March 4, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83422E105	Page 2 of 8

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 3,923,272
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 3,923,272

9	Aggregate amount beneficially owned by each reporting person. 3,923,272
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 11.1%*
12	Type of reporting person OO

*

Based on 35,432,460 shares of the Issuer’s common stock outstanding as of November 1, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP No. 83422E105	Page 3 of 8

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 3,923,272
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 3,923,272

9	Aggregate amount beneficially owned by each reporting person. 3,923,272
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 11.1%*
12	Type of reporting person CO

*

Based on 35,432,460 shares of the Issuer’s common stock outstanding as of November 1, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP No. 83422E105	Page 4 of 8

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 30,210
	6	Shared voting power. -0-
	7	Sole dispositive power. 30,210
	8	Shared dispositive power. -0-

9	Aggregate amount beneficially owned by each reporting person. 30,210
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.1%*
12	Type of reporting person OO

*

Based on 35,432,460 shares of the Issuer’s common stock outstanding as of November 1, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP No. 83422E105	Page 5 of 8

1	Name of reporting persons. Braslyn Ltd.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 11,488
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 11,488

9	Aggregate amount beneficially owned by each reporting person. 11,488
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.0%*
12	Type of reporting person CO

*

Based on 35,432,460 shares of the Issuer’s common stock outstanding as of November 1, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP No. 83422E105	Page 6 of 8

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 3,934,760
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 3,934,760

9	Aggregate amount beneficially owned by each reporting person. 3,934,760
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 11.1%*
12	Type of reporting person IN

*

Based on 35,432,460 shares of the Issuer’s common stock outstanding as of November 1, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13G initially filed on May 18, 2018 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA Investors”), and Joe Lewis, as amended by Amendment No. 1 filed on June 15, 2018 by Boxer Capital, Boxer Management, MVA Investors, Joe Lewis and Braslyn Ltd. (“Braslyn” and, together with Boxer Capital, Boxer Management, MVA Investors, and Joe Lewis, the “Reporting Persons”), as amended by Amendment No. 2 filed on February 14, 2019 by the Reporting Persons. The Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Filing, as amended.

Item 4. Ownership.

(a)	Amount beneficially owned:

Boxer Capital and Boxer Management beneficially own 3,923,272 shares of Common Stock. Braslyn beneficially owns 11,488 shares of Common Stock. Joe Lewis beneficially owns 3,934,760 shares of Common Stock. MVA Investors beneficially owns 30,210 shares of Common Stock. The Reporting Persons may be deemed to beneficially own 3,964,970 shares of Common Stock in the aggregate.

(b)	Percent of class:

The shares of Common Stock beneficially owned by Boxer Capital and Boxer Management represent 11.1%* of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Braslyn represent 0.0%* of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Joe Lewis represent 11.1%* of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock beneficially owned by MVA Investors represent 0.1%* of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock owned by the Reporting Persons in the aggregate represent 11.2%* of the Issuer’s outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

MVA Investors has sole power to vote or to direct the vote of the 30,210 shares of Common Stock it beneficially owns.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital and Boxer Management have shared power to vote or to direct the vote of the 3,923,272 shares of Common Stock they beneficially own. Braslyn has shared power to vote or to direct the vote of the 11,488 shares of Common Stock it beneficially owns. Joe Lewis has shared power to vote or to direct the vote of the 3,934,760 shares of Common Stock he beneficially owns.

(iii)	Sole power to dispose or to direct the disposition of:

MVA Investors has sole power to dispose or to direct the disposition of the 30,210 shares of Common Stock it beneficially owns.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital and Boxer Management have shared power to dispose or to direct the disposition of the 3,923,272 shares of Common Stock they beneficially own. Braslyn has shared power to dispose or to direct the disposition of the 11,488 shares of Common Stock it beneficially owns. Joe Lewis has shared power to dispose or to direct the disposition of the 3,934,760 shares of Common Stock he beneficially owns.

*

All percentages are based on 35,432,460 shares of Common Stock outstanding as of November 1, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

Item 10. Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement, dated June 15, 2018, among the Reporting Persons, incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed on June 15, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2019

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

BRASLYN LTD.

By:	/s/ Joseph C. Lewis
Name:	Joseph C. Lewis
Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually